The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2007 SEP 17 P 12:21

[redacted]

07026490

September, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Notice Regarding Completion of Pre-Screening of Banking License for Internet-Based Banking

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Dlw 9/17

09/11/07 9:16AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

September 11, 2007

The Sumitomo Trust & Banking Co., Ltd.
SBI Holdings, Inc.

Completion of Pre-Screening of Banking License for Internet-Based Bank

The Sumitomo Trust and Banking Co., Ltd. (Sumitomo Trust) and SBI Holdings, Inc. (SBIH) announced today that the Financial Services Agency has completed its pre-screening of the application for banking business license (Ordinance for Enforcement of Banking Law, Article2), which was submitted for the jointly established Internet-based bank (New Bank).

1. Outline of New Bank (Plan)

(1) Company's name	SBI Sumishin Net Bank, Ltd.[*1]
(2) Representative	Yoshikazu Tanaka, CEO Katsuya Kawashima, COO
(3) Location of Head Office	Roppongi 1-6-1, Minatoku, Tokyo
(4) Capital	20 billion yen[*2]
(5) Shareholders	Sumitomo Trust 50% and SBIH 50%
(6) Commencement of business	September 24, 2007[*3]

*1 Sumishin SBI Net Bank Research Co., Ltd. (Net Bank Research) has converted its corporate name in September 11, 2007.

*2 Sumitomo Trust and SBIH will undertake "JPY11 billion allocation of new shares to shareholders" executed by Net Bank Research on September 12, 2007. Sumitomo Trust and SBIH will undertake JPY5.5 billion, respectively.

*3 New Bank will shortly apply for banking business license (Banking Law, Article 4, Clause 1). Upon acquiring license, New Bank will commence its business.

2. Scope of Business and Size of New Bank (Plan)

(1) Target accounts	400,000 accounts (3rd fiscal year), 600,000 accounts (5th fiscal year)
(2) Target deposit amount	JPY700 billion (3rd fiscal year), JPY1 trillion (5th fiscal year)
(3) Target profit	Move into the black (3rd fiscal year), Achieve JPY5 billion in net income & eliminate cumulative loss (5th fiscal year)
(4) Scope of business	- Through Internet, mobile, IVR (Interactive voice response) system, New Bank will aim at being an Internet-based full-range banking institution, offering various products and services such as yen & foreign currency deposit and remittance (settlement services) for 24 hours/365 days centering on simplicity & speed. - New Bank will offer seamless banking and securities services such as immediate money transfer and account aggregation*[4] utilizing alliance with SBI E*TRADE SECURITIES Co., Ltd. In addition, New Bank will offer securities collateralized loan within one year

from the commencement of business.

- New Bank will, step by step, start offering products and services such as derivative-type deposit, foreign exchange margin transaction and mutual fund after commencement of business.

*4 "Account aggregation" is a service which enables account holders to access balance information of his/her account held in SBI E*TRADE SECURITIES Co., Ltd. through Internet-site and mobile-site of New Bank.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

Corporate Communications Dept., SBI Holdings, Inc.
Telephone: +81-3-6229-0126, Fax: 81-3-3224-1970

END